120 Monument Circle

Indianapolis, IN 46204

August 24, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	WellPoint, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarter Ended June 30, 2010

File No. 001-16751

Dear Mr. Rosenberg:

On behalf of WellPoint, Inc. (the “Company”), this letter is in response to the United States Securities and Exchange Commission (the “Commission”) comment letter dated August 11, 2010 relating to the above-referenced filings by the Company.

We appreciate the opportunity to provide further clarity on the items you have raised in your comments. For your convenience, we have listed each initial comment from the Commission and our responses to these comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

X. Liquidity and Capital Resources

Liquidity – Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 82

1.	Comment: You disclose that the increase in operating cash flow in 2009 was driven primarily by the favorable net change in provider advances and lower experience-rated refunds to certain large customers and decreased incentive payments. Please quantify these advances and payments and disclose the factors that resulted in higher advances and lower refunds and incentive payments. In addition, disclose your accounting policy related to these advances and payments in your notes to the financial statements.

Mr. Jim B. Rosenberg	-2	August 24, 2010

Response: We provide the following information for your understanding of the primary components of the driver of the change in operating cash flows. In future filings, we will enhance our description of such factors to provide more clarity, where appropriate.

Provider advances: During 2008, the Company provided advance payments related to healthcare claims activities to certain providers in the amount of $212 million. During 2009, providers refunded $165 million of these advances resulting in a net change in cash flows of $377 million between the two periods. The accounting policy for provider advances is contained in Footnote 2, Basis of Presentation and Significant Accounting Policies in our 2009 Form 10-K on page 99 under the subheading “Other Receivables.”

Experience Rated Refunds: Certain of our health insurance products with customers contain experience rated refund provisions, where the customer may owe additional premiums or we may owe the customer a refund of a portion of the initial premiums based on the actual claims experience of the contract. Accordingly, at any given point, the Company may carry receivables and payables from/to customers on its balance sheet. Certain large customers had accumulated balances that were due to them that were refunded during 2008 resulting in $473 million of cash outflows. This unusually high refund activity did not re-occur in 2009 as only $207 million of refunds were paid, resulting in a net change in experience rated contract payments of $266 million. The accounting policy for experience rated contracts is contained in Footnote 2, Basis of Presentation and Significant Accounting Policies in our 2009 Form 10-K on page 103 under the subheading “Other Policyholder Liabilities.”

Incentive Compensation: Under our Annual Incentive Plan that is approved by our Board of Directors and covers all employees, each employee can earn incentive compensation based on financial performance of the Company and meeting certain customer service and member health targets that are established at the beginning of the year. The incentive compensation is paid out in the subsequent year after the earnings process is complete. Accordingly, our 2008 payments of $183 million reflected payout for our 2007 incentive compensation where the Company performed relatively well compared to the specified targets. Our 2009 payments of $31 million reflected payout for 2008 incentive compensation where the Company did not meet most of the target thresholds and thus the payouts were much lower. As a result, the payout varied by $152 million between the two periods. As discussed in Footnote 2, Basis of Presentation and Significant Accounting Policies in our 2009 Form 10-K on page 96, we prepare our financial statement in accordance with U.S. generally accepted accounting principles, which results in the accrual of compensation costs, including incentive compensation, when they are earned.

Mr. Jim B. Rosenberg	-3	August 24, 2010

Beginning with our Form 10-K for the year ended December 31, 2010, we will also revise our disclosure in Footnote 2, Basis of Presentation and Significant Accounting Policies as follows. For your convenience, we have underlined the new portion of the disclosure:

Other Policyholder Liabilities: Other policyholder liabilities include rate stabilization reserves associated with retrospectively rated insurance contracts as well as certain case-specific reserves. Rate stabilization reserves represent accumulated premiums that exceed what customers owe us based on actual claim experience. The timing of payment of these retrospectively rated refunds is based on the contractual terms with the customers and can vary from period to period based on the specific contractual requirements.

Notes to Consolidated Financial Statements – 4. Investments, page 106

2.	Comment: Please revise your disclosure of your other-than-temporary credit-related impairments to include the significant inputs, including quantification of these inputs, used to measure the amount of your credit losses. Please refer to ASC 320-10-50-8A. Please also provide a tabular rollforward of the amount related to credit losses recognized in earnings as required by ASC 320-10-50-8B.

Response: We acknowledge that the guidance for other-than-temporary impairments is complex and requires significant use of judgment in estimating and reporting other-than-temporary impairments and we endeavor to be clear and transparent in our disclosures.

Footnote 2, Basis of Presentation and Significant Accounting Policies on page 97 of our 2009 Form 10-K discloses the significant inputs used to determine the credit component related to other-than-temporary impairments on mortgage-backed and asset-backed fixed maturity securities. These significant inputs include estimates of prepayment speeds, vintage, type of underlying assets, geographic concentration, default rates, recoveries and changes in value. Further, for all other fixed maturity securities, we use assumptions regarding probability of default and estimates regarding timing and amount of losses and potential recoveries.

We note that the FASB clarified the disclosure provisions for fair value inputs in early 2010 as codified in ASC 820-10-55-22A. This clarification provided that preparers may disclose the following types of information to comply with the disclosure requirements of ASC 320-10-50-8A:

•	Quantitative information about inputs for certain debt securities or derivatives;

•	The nature of the securities being measured at fair value; and

•	How third-party information such as broker quotes, pricing services, net asset values and relevant market data was considered in measuring fair value.

Mr. Jim B. Rosenberg	-4	August 24, 2010

Our credit related other-than-temporary impairment losses on fixed maturity securities for the first six months of 2010 were only $15.8 million and, based on the immateriality of this amount, we did not provide expanded disclosures related to our assumptions in our first and second quarter 2010 Forms 10-Q. However, in future filings, if such amounts become material, we will enhance our disclosures regarding the qualitative and quantitative factors used to estimate other-than-temporary credit impairments.

With respect to the disclosure requirements under ASC 320-10-50-8B, we evaluate the need for this disclosure at each reporting period based on qualitative and quantitative factors. For your understanding, the following table presents the rollforward of the credit component of other-than-temporary impairments on fixed maturity securities for which a portion of the other-than-temporary impairment was recognized in other comprehensive income:

($ in millions)
Balance at April 1, 2009	$25.4

Increase attributable to credit component of other-than-temporary impairments on securities for which an other-than-temporary impairment was not previously recognized	19.7

Increase attributable to credit component of other-than-temporary impairments on securities for which an other-than-temporary impairment was previously recognized	0.4

Credit component of other-than-temporary impairments previously recognized on securities that matured, were paid down, prepaid or were sold	(10.8)

Balance at December 31, 2009	$34.7

As demonstrated by the data above, neither the balance, nor any of the components of the activity, are material as compared to our pre-tax income for 2009. Accordingly, we omitted this disclosure on the basis that such information is immaterial and disclosed this fact in Footnote 2, Basis of Presentation and Significant Accounting Policies in our 2009 Form 10-K on page 110.

Financial Schedules, page 156

3.	Comment: Please provide the Schedule V – Valuation and Qualifying Accounts disclosures required by Rule 12-09 of Regulation S-X for your allowance for doubtful accounts, provider advances, reinsurance recoverable and customer incentives and refunds.

Response: We understand that the Schedule V disclosure is intended to provide additional information about valuation and qualifying account balances. However, in lieu of providing Schedule V, we have chosen to incorporate the relevant

Mr. Jim B. Rosenberg	-5	August 24, 2010

disclosures into our financial statements and accompanying footnotes. Accordingly, we separately disclose balances for premium and self-funded receivables and other receivables on our balance sheet and further discuss the allowance associated with these receivables in Footnote 2, Basis of Presentation and Significant Accounting Policies in our 2009 Form 10-K on page 99. In addition, at each annual reporting date, we evaluate the need for the supplemental Schedule. Our evaluation considers the relative materiality of the balance of the allowance for doubtful accounts, as well as the percentage of the allowance to gross receivables. The following table represents our analysis as of December 31, 2009:

($ in millions)	2005	2006	2007	2008	2009
Premium and self-funded receivables, gross	$2,149.1	$2,456.1	$3,002.3	$3,203.6	$3,455.9
Allowance for doubtful accounts	96.0	120.8	132.2	160.7	174.9
Total assets	51,123.9	51,574.9	52,060.0	48,403.2	52,125.4

Allowance as percentage of gross receivables	4.5%	4.9%	4.4%	5.0%	5.1%
Allowance as percentage of total assets	0.2%	0.2%	0.3%	0.3%	0.3%

Other receivables, gross	$834.6	$1,290.7	$1,137.8	$1,549.9	$1,054.4
Allowance for doubtful accounts	90.9	118.0	141.4	176.0	174.9
Total assets	51,123.9	51,574.9	52,060.0	48,403.2	52,125.4

Allowance as percentage of gross receivables	10.9%	9.1%	12.4%	11.4%	16.6	%(1)
Allowance as percentage of total assets	0.2%	0.2%	0.3%	0.4%	0.3%

(1)	2009 impacted by sale of PBM. Allowance as a percentage of gross receivables in 2008 would have been 19.9% without PBM.

Regulation 210.12-09 provides that “valuation and qualifying accounts and reserves to which the additions, deductions, and balances were not individually significant may be grouped in one total and in such case the information called for under Columns C and D need not be given” (Columns C and D relate to the activity for the period). Accordingly, we believe that the required information is provided in the balance sheet and in the notes to the consolidated financial statements and a separate Schedule V is not required.

Form 10-Q for the Quarter Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

II. Overview, page 34

4.	Comment: You disclose that some of the provisions of the healthcare legislation became effective in 2010. Please disclose the impact of the legislation to your operations and cash flows in 2010 and in the future.

Response: During 2009 and into 2010, we have been closely following the deliberations around health care reform and have been continuously updating our disclosures about the provisions of this legislation to inform readers of our financial statements about the potential impacts on our operations and cash flows.

Mr. Jim B. Rosenberg	-6	August 24, 2010

In that regard, please note that the referenced disclosure of the new health care reform legislation discusses both the provisions that are effective in 2010 as well as those that become effective in the future.

The provisions that are effective in 2010 are not expected to have a significant impact on our 2010 cash flows or results of operations. Our current estimates, based on a number of assumptions, indicate that the impact in 2010 may be approximately $50 million and relates primarily to 2010 implementation activities, as well as to certain direct costs associated with the legislative mandates that became effective in 2010. We are currently developing strategies designed to address the future impacts of these mandates to mitigate the effect on our operations and cash flows. However, the probability of success of these strategies and the resulting impact on our future cash flows and operations cannot currently be determined.

With respect to the provisions that become effective after 2010, we expect that certain provisions could have a material impact on our future operations and cash flows. This is largely dependent on additional regulation and guidance that has yet to be provided by the Department of Health and Human Services, the Department of Labor, the Department of the Treasury and the National Association of Insurance Commissioners. We disclosed these facts in our Form 10-Q for the quarter ended June 30, 2010 and will continue to update our disclosures as additional guidance is provided and amounts become estimable.

5.	Comment: You disclose that you expect to incur significant losses on existing contracts in the California individual market during 2010. Please disclose the estimated loss or a range of the estimated losses related to these contracts in 2010 and thereafter.

Response: Beginning with our Form 10-Q for the quarter ended September 30, 2010, we will revise our disclosure as follows (please note that amounts and timing of losses may change as our estimates are revised in future periods). For your convenience, we have underlined the new portion of the disclosure:

During June 2010, we resubmitted our March 2010 individual market rate filings with the California Department of Insurance, or CDI, and the California Department of Managed Health Care, or CDMHC. Pending review by the CDI and CDMHC, these rates will become effective later this year. Current estimates indicate that the revised rates will not cover our costs, as we made the strategic business decision not to increase premium rates further than what is proposed in the revised rate filings in an effort to avoid further destabilization of this portion of our business. As a result, based on our current estimates, we expect to incur in excess of $100 million of losses on our business in the California individual market during 2010. The results of this business in 2011 and beyond are not currently estimable due to the inability to appropriately determine underlying assumptions including, but not limited to, membership renewals, pricing expectations and cost trends.

Mr. Jim B. Rosenberg	-7	August 24, 2010

Contractual Obligations and Commitments, page 68

6.	Comment: You disclose that you may be required to pay a portion of Penn Treaty’s policyholder claims through NOLHGA guaranty association assessments in future periods and that the expense could be material to your operating results. Please disclose the potential assessment or a range of the potential assessment, or state that an estimate cannot be made and the reasons why an estimate cannot be made.

Response: Beginning with our Form 10-Q for the quarter ended September 30, 2010, we will revise our disclosure as follows. For your convenience, we have underlined the new portion of the disclosure:

The National Organization of Life & Health Insurance Guaranty Associations, or NOLHGA, is a voluntary association consisting of the state life and health insurance guaranty organizations located throughout the U.S. State life and health insurance guaranty organizations, working together with NOLHGA, provide a safety net for their state’s policyholders, ensuring that they continue to receive coverage even if their insurer is declared insolvent. We are aware that the Pennsylvania Insurance Commissioner, or Insurance Commissioner, has placed Penn Treaty Network America Insurance Company and its subsidiary American Network Insurance Company, or collectively Penn Treaty, in rehabilitation, an intermediate action before insolvency. The Insurance Commissioner has petitioned the state court for liquidation, however, we do not know when a decision will be made. In the event that Penn Treaty is declared insolvent and placed in liquidation, we and other insurers may be required to pay a portion of their policyholder claims through NOLHGA guaranty association assessments in future periods. Given the uncertainty around whether Penn Treaty will ultimately be declared insolvent and, if so, the amount of the insolvency, the amount and timing of any associated future guaranty fund assessments and the availability and amount of any potential premium tax and other offsets, we currently cannot determine an estimate of this exposure. We will continue to monitor the situation and may record a liability and expense in future reporting periods, which could be material to our operating results.

*    *    *    *    *

Mr. Jim B. Rosenberg	-8	August 24, 2010

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we may be of assistance in answering questions which may arise in connection with this letter, please call me at (317) 488-6684.

Very truly yours,

/S/ MARTIN L. MILLER
Martin L. Miller
Senior Vice President, Controller, Chief Accounting Officer and Chief Risk Officer

Copy to:	Angela F. Braly
Chair of the Board, President and Chief Executive Officer

Wayne S. DeVeydt
Executive Vice President and Chief Financial Officer